UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

20 March 2012

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE FILED AND INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-179426) AND REGISTRATION STATEMENTS ON FORM S-8 (FILE NOS. 333-162490 AND 333-169934) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

20th March 2012

Diageo gains regulatory approval to launch a Mandatory Tender Offer for the outstanding shares in Chinese White Spirits Company Sichuan Shuijingfang Co., Ltd.

The China Securities Regulatory Commission (“CSRC”) has issued its approval for Diageo to launch a mandatory tender offer (“MTO”) for the outstanding shares of Sichuan Shuijingfang Co., Ltd. (“ShuiJingFang”), as required by Chinese takeover regulations.

On 23rd June 2011 Diageo gained regulatory approval to acquire an additional 4% stake in Sichuan Chengdu Quanxing Group Company Ltd. (“Quanxing”) from Chengdu Yingsheng Investment Holding Co., Ltd (“Yingsheng”). Registration of the transfer of the 4% was completed on 4th July 2011. Diageo currently holds 53% of Quanxing. Quanxing itself holds a 39.7% stake and is the largest shareholder in ShuiJingFang, which is listed on the Shanghai Stock Exchange. The change of control of Quanxing requires Diageo to make an MTO for the remaining 60.3% outstanding shares of ShuiJingFang.

Following the completion of certain procedures, Diageo expects the MTO to be launched soon, and it is expected to close 30 days after the launch, with the results to be announced the following day. The MTO price is set at RMB 21.45, which is the minimum price permitted by Chinese takeover regulations.

The offer price of RMB 21.45 per share is 17.16% percent below the closing price of the shares on the Shanghai Stock Exchange on 19th March 2012. Diageo does not intend to raise the offer price.

Were all other ShuiJingFang shareholders to accept the MTO, the maximum amount payable would be approximately RMB 6.3 billion (GBP630m). As required by Chinese law, 20% of the maximum amount payable has already been deposited with the China Securities Depository Clearing Corporation. Diageo will fund the MTO through its diversified financial resources.

ENDS

Notes to editors:

In light of the possibility that the offer price may be lower than the trading price of the shares upon expiration of the offer, holders should consult their financial advisors prior to tendering shares in the offer. It is the responsibility of each tendering holder to evaluate its own financial position. The full Chinese MTO report will be available in the next few days on the Shanghai Stock Exchange website. The full Chinese and English MTO report will also be on ShuiJingFang website on the same day.

CITIC Securities is the PRC financial advisor for the MTO. UBS Investment bank is the international financial advisor. HSBC is acting as funding advisor and partner bank for FX and settlement on the MTO.

ShuiJingFang is one of the largest super premium Chinese white spirits brand by volume in China. The company is listed on the Shanghai Stock Exchange (600779).

Diageo made its first 43% investment in Quanxing in February 2007 and increased its shareholding to 49% in July 2008. Following an Indicative Announcement on 1st March 2010, it then increased its shareholding to 53% in July 2011. Since 2007, Diageo has begun distributing the ShuiJingFang portfolio across South East Asia, Korea, Australia and in the USA.

The maximum consideration payable in the MTO of GBP630m is calculated as follows: offer price x maximum number of shares that can be tendered/GBP/RMB exchange rate: RMB 21.45 x 294.5 million shares/10.02 being the current exchange rate. The MTO price is the regulatory minimum price set at the arithmetic average of the volume weighted average price for each of the 30 trading days prior to the Indicative Announcement made on 1st March 2010.

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Available documents:

ShuiJingFang shareholders are urged to read the MTO report and all other documents regarding the MTO because they will contain important information about the offer. Investors will be able to obtain a copy of the MTO report and other material information about the MTO, as well as daily updates of the number of shares tendered in the offer, in both English and Chinese from the ShuiJingFang website: http://www.swellfun.com. The same information will also be posted in Chinese on the Shanghai Stock Exchange website at http://www.sse.com.cn/sseportal/ps/zhs/home.html. Investors should read the full text of the MTO Report carefully and treat such as the source for any investment related decision making before deciding on whether or not to accept the offer.

Notice to United States ShuiJingFang shareholders:

The MTO is for the securities of a company organised under the laws of the PRC and is subject to the procedure and disclosure requirements of the laws and regulations of the PRC and the rules of the Shanghai Stock Exchange, which are different from those of the United States. The MTO is being made in the United States pursuant to Section 14(e) of, and Regulation 14E under, the US Securities Exchange Act of 1934, as amended (the “Exchange Act”), subject to the exemptions provided by Rule 14d-1(c) under the Exchange Act and otherwise in accordance with the requirements of the laws and regulations of the PRC and the rules of the Shanghai Stock Exchange. Accordingly, the MTO is subject to disclosure and other procedural requirements, including with respect to withdrawal rights, the offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and laws. The MTO report and all other materials related to the MTO have been prepared for the purposes of complying with the applicable laws and regulations of the PRC and the rules of the Shanghai Stock Exchange and the information disclosed may not be the same as that which would have been disclosed if such materials had been prepared in accordance with the laws and regulations of any jurisdiction outside of the PRC.

About Diageo:

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, wines and beer categories. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan’s, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people and its brands, visit www.diageo.com. For Diageo’s global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit www.DRINKiQ.com.

Celebrating life, every day, everywhere.

Investor enquiries:
Sarah Paul	+44 (0)20 8978 4326
Agnes Bota	+36 1 580 1022
Angela Ryker Gallagher	+44 (0)20 8978 4911
Investor.relations@diageo.com

Media enquiries:
Stephen Doherty	+44 (0)7973 826 639
Lisa Crane	+44 (0)7702 841180
Media.comms@diageo.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 20 March 2012	By:	/s/ P Tunnacliffe
Name: P Tunnacliffe
Title: Company Secretary

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